Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)

F - 1

Fortis Inc.
Condensed Consolidated Interim Balance Sheets (Unaudited)
As at
(in millions of Canadian dollars)
	June 30,	December 31,
	2017	2016

ASSETS

Current assets
Cash and cash equivalents	$231	$269
Accounts receivable and other current assets	1,106	1,127
Prepaid expenses	65	85
Inventories	355	372
Regulatory assets (Note 5)	306	313
Total current assets	2,063	2,166
Other assets	451	406
Regulatory assets (Note 5)	2,617	2,620
Capital assets, net	29,419	29,337
Intangible assets, net	1,040	1,011
Goodwill	11,991	12,364
Total assets	$47,581	$47,904

LIABILITIES AND EQUITY

Current liabilities
Short-term borrowings (Note 15)	$568	$1,155
Accounts payable and other current liabilities	1,803	1,970
Regulatory liabilities (Note 5)	455	492
Current installments of long-term debt (Note 6)	1,186	251
Current installments of capital lease and finance obligations	68	76
Total current liabilities	4,080	3,944
Other liabilities	1,182	1,279
Regulatory liabilities (Note 5)	1,439	1,691
Deferred income taxes	3,368	3,263
Long-term debt (Note 6)	19,926	20,817
Capital lease and finance obligations	442	460
Total liabilities	30,437	31,454
Commitments and Contingencies (Note 17)
Equity
Common shares (1) (Note 7)	11,435	10,762
Preference shares	1,623	1,623
Additional paid-in capital	9	12
Accumulated other comprehensive income	407	745
Retained earnings	1,840	1,455
Shareholders’ equity	15,314	14,597
Non-controlling interests	1,830	1,853
Total equity	17,144	16,450
Total liabilities and equity	$47,581	$47,904

(1) No par value. Unlimited authorized shares; 417.9 million and 401.5 million issued and outstanding as at June 30, 2017 and December 31, 2016, respectively

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 2

Fortis Inc.
Condensed Consolidated Interim Statements of Earnings (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars, except per share amounts)

	Quarter Ended		Year-to-Date
	2017	2016	2017	2016

Revenue	$2,015	$1,485	$4,289	$3,257

Expenses
Energy supply costs	524	488	1,278	1,195
Operating	571	454	1,153	928
Depreciation and amortization	298	232	595	466
Total expenses	1,393	1,174	3,026	2,589
Operating income	622	311	1,263	668
Other income, net (Note 10)	24	9	55	25
Finance charges (Note 11)	232	150	461	293
Earnings before income taxes	414	170	857	400
Income tax expense	102	28	208	70
Net earnings	$312	$142	$649	$330

Net earnings attributable to:
Non-controlling interests	$38	$17	$65	$24
Preference equity shareholders	17	18	33	37
Common equity shareholders	257	107	551	269
	$312	$142	$649	$330

Earnings per common share (Note 12)
Basic	$0.62	$0.38	$1.34	$0.95
Diluted	$0.62	$0.38	$1.34	$0.95

See accompanying Notes to Condensed Consolidated Interim Financial Statements

Fortis Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2017	2016	2017	2016

Net earnings	$312	$142	$649	$330

Other comprehensive (loss) income
Unrealized foreign currency translation losses, net of hedging activities and tax	(244)	(18)	(336)	(287)
Net change in available-for-sale investment, net of tax	—	(1)	—	2
Net change in fair value of cash flow hedges, net of tax	(2)	—	(2)	—
	(246)	(19)	(338)	(285)
Comprehensive income	$66	$123	$311	$45
Comprehensive income attributable to:
Non-controlling interests	$38	$17	$65	$24
Preference equity shareholders	17	18	33	37
Common equity shareholders	11	88	213	(16)
	$66	$123	$311	$45

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 3

Fortis Inc.
Condensed Consolidated Interim Statements of Cash Flows (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)
	Quarter Ended		Year-to-Date
	2017	2016	2017	2016

Operating activities
Net earnings	$312	$142	$649	$330
Adjustments to reconcile net earnings to net cash
provided by operating activities:
Depreciation - capital assets	267	207	533	416
Amortization - intangible assets	24	17	48	35
Amortization - other	7	8	14	15
Deferred income tax expense	102	28	174	30
Accrued employee future benefits	9	9	10	22
Equity component of allowance for funds used during construction (Note 10)	(19)	(6)	(36)	(13)
Other	(33)	33	(11)	54
Change in long-term regulatory assets and liabilities	(2)	(34)	(9)	(32)
Change in working capital (Note 13)	(18)	44	(182)	74
Cash from operating activities	649	448	1,190	931
Investing activities
Capital expenditures - capital assets	(654)	(408)	(1,323)	(817)
Capital expenditures - intangible assets	(65)	(25)	(105)	(42)
Contributions in aid of construction	24	7	37	18
Proceeds on sale of assets	2	—	3	10
Business acquisitions, net of cash acquired (Note 16)	—	(318)	—	(318)
Other	(48)	(18)	(72)	(26)
Cash used in investing activities	(741)	(762)	(1,460)	(1,175)
Financing activities
Proceeds from long-term debt, net of issue costs	368	356	756	356
Repayments of long-term debt and capital lease and finance obligations	(19)	(69)	(35)	(109)
Net (repayments) borrowings under committed credit facilities	(241)	421	(176)	513
Change in short-term borrowings, net	26	(243)	(587)	(275)
Advances from non-controlling interests	2	1	3	1
Issue of common shares to an institutional investor (Note 7)	—	—	500	—
Issue of common shares, net of costs and dividends reinvested	30	8	44	27
Dividends
Common shares, net of dividends reinvested	(104)	(70)	(202)	(147)
Preference shares	(17)	(18)	(33)	(37)
Subsidiary dividends paid to non-controlling interests	(22)	(6)	(39)	(15)
Other	4	—	4	—
Cash from financing activities	27	380	235	314
Effect of exchange rate changes on cash and cash equivalents	(2)	(2)	(3)	(16)
Change in cash and cash equivalents	(67)	64	(38)	54
Cash and cash equivalents, beginning of period	298	232	269	242
Cash and cash equivalents, end of period	$231	$296	$231	$296

Supplementary Information to Condensed Consolidated Interim Statements of Cash Flows (Note 13)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 4

Fortis Inc.
Condensed Consolidated Interim Statements of Changes in Equity (Unaudited)
For the periods ended June 30
(in millions of Canadian dollars)
	Common Shares	Preference Shares	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
	(Note 7)

As at January 1, 2017	$10,762	$1,623	$12	$745	$1,455	$1,853	$16,450
Net earnings	—	—	—	—	584	65	649
Other comprehensive loss	—	—	—	(338)	—	—	(338)
Common share issues	673	—	(4)	—	—	—	669
Stock-based compensation	—	—	1	—	—	—	1
Advances from non-controlling interests	—	—	—	—	—	3	3
Foreign currency translation impacts	—	—	—	—	—	(52)	(52)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(39)	(39)
Dividends declared on common shares ($0.40 per share)	—	—	—	—	(166)	—	(166)
Dividends declared on preference shares	—	—	—	—	(33)	—	(33)
As at June 30, 2017	$11,435	$1,623	$9	$407	$1,840	$1,830	$17,144

As at January 1, 2016	$5,867	$1,820	$14	$791	$1,388	$473	$10,353
Net earnings	—	—	—	—	306	24	330
Other comprehensive loss	—	—	—	(285)	—	—	(285)
Common share issues	95	—	(3)	—	—	—	92
Stock-based compensation	—	—	1	—	—	—	1
Advances from non-controlling interests	—	—	—	—	—	1	1
Foreign currency translation impacts	—	—	—	—	—	(8)	(8)
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	(15)	(15)
Dividends declared on common shares ($0.375 per share)	—	—	—	—	(106)	—	(106)
Dividends declared on preference shares	—	—	—	—	(37)	—	(37)
Adoption of new accounting policy	—	—	—	—	16	—	16
As at June 30, 2016	$5,962	$1,820	$12	$506	$1,567	$475	$10,342

See accompanying Notes to Condensed Consolidated Interim Financial Statements

F - 5

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

1. DESCRIPTION OF BUSINESS

NATURE OF OPERATIONS

Fortis Inc. (“Fortis” or the “Corporation”) is principally an international electric and gas utility holding company. Fortis segments its utility operations by franchise area and, depending on regulatory requirements, by the nature of the assets. Fortis also holds investments in non-regulated energy infrastructure, which is treated as a separate segment. The Corporation’s reporting segments allow senior management to evaluate the operational performance and assess the overall contribution of each segment to the long-term objectives of Fortis. Each entity within the reporting segments operates with substantial autonomy, assumes profit and loss responsibility and is accountable for its own resource allocation.

The Corporation’s reportable segments and basis of segmentation is consistent with the Corporation’s 2016 annual audited consolidated financial statements.

REGULATED UTILITIES

The Corporation’s interests in regulated electric and gas utilities are as follows:

a.
Regulated Electric Transmission Utility - United States: Comprised of ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC, and ITC Great Plains, LLC, (collectively “ITC”). ITC was acquired by Fortis in October 2016, with Fortis owning 80.1% of ITC and an affiliate of GIC Private Limited (“GIC”) owning a 19.9% minority interest (Note 16).

b.
Regulated Electric & Gas Utilities - United States: Comprised of UNS Energy, which primarily includes Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc., and Central Hudson Gas & Electric Corporation (“Central Hudson”).

c.	Regulated Gas Utility - Canadian: Represents FortisBC Energy Inc. (“FortisBC Energy”).

d.
Regulated Electric Utilities - Canadian: Comprised of FortisAlberta Inc. (“FortisAlberta”), FortisBC Inc. (“FortisBC Electric”), and Eastern Canadian Electric Utilities. Eastern Canadian Electric Utilities is comprised of Newfoundland Power Inc., Maritime Electric Company, Limited and FortisOntario Inc.

e.
Regulated Electric Utilities - Caribbean: Comprised of Caribbean Utilities Company, Ltd. (“Caribbean Utilities”), in which Fortis holds an approximate 60% controlling interest, two wholly owned utilities in the Turks and Caicos Islands, FortisTCI Limited and Turks and Caicos Utilities Limited (collectively “Fortis Turks and Caicos”), and also includes the Corporation’s 33% equity investment in Belize Electricity Limited (“Belize Electricity”).

NON-REGULATED - ENERGY INFRASTRUCTURE

Non-Regulated - Energy Infrastructure is primarily comprised of long-term contracted generation assets in British Columbia and Belize, and the Aitken Creek natural gas storage facility (“Aitken Creek”) in British Columbia. Aitken Creek was acquired by Fortis in April 2016 (Note 16).

CORPORATE AND OTHER

The Corporate and Other segment captures expense and revenue items not specifically related to any reportable segment and those business operations that are below the required threshold for reporting as separate segments.

The Corporate and Other segment includes net corporate expenses of Fortis and non-regulated holding company expenses.

F - 6

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These condensed consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) for interim financial statements. As a result, these condensed consolidated interim financial statements do not include all of the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Corporation’s 2016 annual audited consolidated financial statements. In management’s opinion, the condensed consolidated interim financial statements include all adjustments that are of a normal recurring nature and necessary to present fairly the consolidated financial position of the Corporation.

Interim results will fluctuate due to the seasonal nature of electricity and gas demand, as well as the timing and recognition of regulatory decisions. Revenue is also affected by the cost of fuel, purchased power and natural gas, which are flowed through to customers without markup. Given the diversified nature of the Corporation’s subsidiaries, seasonality may vary. Most of the annual earnings of the gas utilities are realized in the first and fourth quarters due to space-heating requirements. Earnings for the electric utilities in the United States are generally highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

The preparation of the condensed consolidated interim financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Estimates and judgments are based on historical experience, current conditions and various other assumptions believed to be reasonable under the circumstances.

Additionally, certain estimates and judgments are necessary since the regulatory environments in which the Corporation’s regulated utilities operate often require amounts to be recognized at estimated values until these amounts are finalized pursuant to regulatory decisions or other regulatory proceedings. Due to changes in facts and circumstances, and the inherent uncertainty involved in making estimates, actual results may differ significantly from current estimates. Estimates and judgments are reviewed periodically and, as adjustments become necessary they are recognized in earnings in the period in which they become known. In the event that a regulatory decision is received after the balance sheet date but before the consolidated financial statements are issued, the facts and circumstances are reviewed to determine whether or not it is a recognized subsequent event.

All amounts are presented in Canadian dollars unless otherwise stated.

These condensed consolidated interim financial statements are comprised of the accounts of Fortis and its wholly owned subsidiaries and controlling ownership interests. All inter-company balances and transactions have been eliminated on consolidation, except as disclosed in Note 4.

These condensed consolidated interim financial statements have been prepared following the same accounting policies and methods as those used to prepare the Corporation’s 2016 annual audited consolidated financial statements, except as described below.

F - 7

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

New Accounting Policies

Simplifying the Test for Goodwill Impairment
Effective January 1, 2017, the Corporation adopted Accounting Standards Update (“ASU”) No. 2017-04, Simplifying the Test for Goodwill Impairment. The amendments in this update simplify the subsequent measurement of goodwill by eliminating step two in the current two-step goodwill impairment test. An entity will apply a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The new guidance does not amend the optional qualitative assessment of goodwill impairment. The above-noted ASU was applied prospectively and did not impact the Corporation’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2017.

3. FUTURE ACCOUNTING PRONOUNCEMENTS

The Corporation considers the applicability and impact of all ASUs issued by the Financial Accounting Standards Board (“FASB”). The following updates have been issued by FASB, but have not yet been adopted by Fortis. Any ASUs not included below were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the consolidated financial statements.

Revenue from Contracts with Customers
ASU No. 2014-09 was issued in May 2014 and the amendments in this update create Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers, and supersede the revenue recognition requirements in ASC Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the codification. This standard clarifies the principles for recognizing revenue and can be applied consistently across various transactions, industries and capital markets. In 2016 a number of additional ASUs were issued that clarify implementation guidance in ASC Topic 606. This standard, and all related ASUs, is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted for annual and interim periods beginning after December 15, 2016. The Corporation has elected not to early adopt.

The new guidance permits two methods of adoption: (i) the full retrospective method, under which comparative periods would be restated, and the cumulative impact of applying the standard would be recognized as at January 1, 2017, the earliest period presented; and (ii) the modified retrospective method, under which comparative periods would not be restated and the cumulative impact of applying the standard would be recognized at the date of initial adoption, January 1, 2018. The Corporation expects to use the modified retrospective approach; however, it continues to monitor interpretative issues that remain outstanding. Any significant developments in interpretative issues could change the Corporation’s expected method of adoption.

More than 80% of the Corporation’s revenue is generated from energy sales to retail and wholesale customers based on published tariff rates, as approved by the respective regulators, and is considered to be in the scope of ASU No. 2014-09. Fortis has assessed retail and wholesale tariff revenue and expects that the adoption of this standard will not change the Corporation’s accounting policy for recognizing retail and wholesale tariff revenue and, therefore, will not have an impact on earnings.

Fortis continues to assess whether this standard will have an impact on its remaining revenue streams. The Corporation has not disclosed the expected impact of the adoption of this standard on its consolidated financial statements as it is not expected to be material. However, certain specific interpretative issues remain outstanding and the conclusions reached, if different than currently anticipated, could have a material impact on the Corporation’s consolidated financial statements and related disclosures. Fortis continues to closely monitor developments related to the new standard.

The adoption of this standard will impact the Corporation’s revenue disclosures as revenue from contracts with customers is required to be reported separately from alternative revenue, which is outside the scope of ASC Topic 606. Fortis is in the process of drafting these required disclosures.

F - 8

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

As part of its effort to adopt the new revenue recognition standard, Fortis is monitoring its adoption process under its existing internal controls over financial reporting (“ICFR”), including accounting processes and the gathering and evaluation of information used in assessing the required disclosures. As the implementation process continues, Fortis will assess any necessary changes to ICFR.

Recognition and Measurement of Financial Assets and Financial Liabilities
ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, was issued in January 2016 and the amendments in this update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. Most notably, the amendments require the following: (i) equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) to be measured at fair value through earnings; however, entities will be able to elect to record equity investments without readily determinable fair values at cost, less impairment, and plus or minus subsequent adjustments for observable price changes; and (ii) financial assets and financial liabilities to be presented separately in the notes to the consolidated financial statements, grouped by measurement category and form of financial asset. This update is effective for annual and interim periods beginning after December 15, 2017. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Leases
ASU No. 2016-02 was issued in February 2016 and the amendments in this update create ASC Topic 842, Leases, and supersede lease requirements in ASC Topic 840, Leases. The main provision of ASC Topic 842 is the recognition of lease assets and lease liabilities on the balance sheet by lessees for those leases that were previously classified as operating leases. For operating leases, a lessee is required to do the following: (i) recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, on the balance sheet; (ii) recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term on a generally straight-line basis; and (iii) classify all cash payments within operating activities in the statement of cash flows. These amendments also require qualitative disclosures along with specific quantitative disclosures. This update is effective for annual and interim periods beginning after December 15, 2018 and is to be applied using a modified retrospective approach with practical expedient options. Early adoption is permitted. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Measurement of Credit Losses on Financial Instruments
ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments, was issued in June 2016 and the amendments in this update require entities to use an expected credit loss methodology and to consider a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for annual and interim periods beginning after December 15, 2019 and is to be applied on a modified retrospective basis. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost
ASU No. 2017-07, Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, was issued in March 2017 and the amendments in this update require that an employer disaggregate the current service costs component of net benefit cost and present it in the same statement of earnings line item(s) as other employee compensation costs arising from services rendered. The other components of net benefit cost are required to be presented separately from the service cost component and outside of operating income. Additionally, the amendments allow only the service cost component to be eligible for capitalization when applicable. This update is effective for annual and interim periods beginning after December 15, 2017. Early adoption is permitted. The amendments in this update should be applied retrospectively for the presentation of the net periodic benefit costs and prospectively, on and after the effective date, for the capitalization in assets of only the service cost component of net periodic benefit costs. Fortis is assessing the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

F - 9

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

4.    SEGMENTED INFORMATION
Information by reportable segment is as follows:

	REGULATED									NON-REGULATED
	United States			Canada						Energy		Inter-
Quarter Ended June 30, 2017		UNS	Central	FortisBC	Fortis	FortisBC	Eastern	Caribbean		Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Canadian	Electric	Total	structure	and Other	eliminations	Total
Revenue	408	552	206	227	148	85	251	80	1,957	59	1	(2)	2,015
Energy supply costs	—	175	64	72	—	21	158	35	525	—	—	(1)	524
Operating expenses	115	150	100	72	48	21	33	13	552	10	10	(1)	571
Depreciation and amortization	56	67	17	50	46	15	24	14	289	8	1	—	298
Operating income (loss)	237	160	25	33	54	28	36	18	591	41	(10)	—	622
Other income (expenses), net	11	3	2	5	1	—	1	—	23	—	2	(1)	24
Finance charges	67	26	11	29	24	9	14	5	185	1	47	(1)	232
Income tax expense (recovery)	67	48	6	3	—	3	5	—	132	2	(32)	—	102
Net earnings (loss)	114	89	10	6	31	16	18	13	297	38	(23)	—	312
Non-controlling interests	21	—	—	—	—	—	—	4	25	13	—	—	38
Preference share dividends	—	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings (loss) attributable to common equity shareholders	93	89	10	6	31	16	18	9	272	25	(40)	—	257
Goodwill	7,960	1,793	585	913	227	235	67	184	11,964	27	—	—	11,991
Identifiable assets	9,925	6,903	2,504	5,262	4,014	1,920	2,332	1,148	34,008	1,554	93	(65)	35,590
Total assets	17,885	8,696	3,089	6,175	4,241	2,155	2,399	1,332	45,972	1,581	93	(65)	47,581
Gross capital expenditures	244	121	53	103	102	25	36	32	716	3	—	—	719

Quarter Ended June 30, 2016
($ millions)
Revenue	—	490	185	201	144	83	245	71	1,419	67	3	(4)	1,485
Energy supply costs	—	176	52	41	—	21	154	29	473	16	—	(1)	488
Operating expenses	—	146	89	69	48	21	34	12	419	9	28	(2)	454
Depreciation and amortization	—	65	15	50	44	14	23	13	224	7	1	—	232
Operating income (loss)	—	103	29	41	52	27	34	17	303	35	(26)	(1)	311
Other income (expenses), net	—	2	1	4	—	—	1	1	9	(1)	1	—	9
Finance charges	—	25	10	33	22	9	14	3	116	1	34	(1)	150
Income tax expense (recovery)	—	24	8	4	—	3	5	—	44	1	(17)	—	28
Net earnings (loss)	—	56	12	8	30	15	16	15	152	32	(42)	—	142
Non-controlling interests	—	—	—	—	—	—	—	4	4	13	—	—	17
Preference share dividends	—	—	—	—	—	—	—	—	—	—	18	—	18
Net earnings (loss) attributable to common equity shareholders	—	56	12	8	30	15	16	11	148	19	(60)	—	107
Goodwill	—	1,784	582	913	227	235	67	183	3,991	27	—	—	4,018
Identifiable assets	—	6,562	2,430	5,063	3,717	1,874	2,247	1,066	22,959	1,473	234	(61)	24,605
Total assets	—	8,346	3,012	5,976	3,944	2,109	2,314	1,249	26,950	1,500	234	(61)	28,623
Gross capital expenditures	—	98	60	79	87	19	35	42	420	5	8	—	433

F - 10

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

	REGULATED									NON-REGULATED
	United States			Canada						Energy		Inter-
Year-to-Date June 30, 2017		UNS	Central	FortisBC	Fortis	FortisBC	Eastern	Caribbean		Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Canadian	Electric	Total	structure	and Other	eliminations	Total
Revenue	803	1,010	464	676	295	198	583	150	4,179	115	1	(6)	4,289
Energy supply costs	—	346	149	254	—	67	394	68	1,278	1	—	(1)	1,278
Operating expenses	227	297	210	144	100	44	68	23	1,113	23	22	(5)	1,153
Depreciation and amortization	110	133	34	100	95	31	47	28	578	16	1	—	595
Operating income (loss)	466	234	71	178	100	56	74	31	1,210	75	(22)	—	1,263
Other income (expenses), net	21	15	4	9	2	—	1	2	54	—	2	(1)	55
Finance charges	130	52	21	58	46	18	28	10	363	2	97	(1)	461
Income tax expense (recovery)	132	67	21	26	—	7	11	—	264	7	(63)	—	208
Net earnings (loss)	225	130	33	103	56	31	36	23	637	66	(54)	—	649
Non-controlling interests	41	—	—	—	—	—	—	6	47	18	—	—	65
Preference share dividends	—	—	—	—	—	—	—	—	—	—	33	—	33
Net earnings (loss) attributable to common equity shareholders	184	130	33	103	56	31	36	17	590	48	(87)	—	551
Goodwill	7,960	1,793	585	913	227	235	67	184	11,964	27	—	—	11,991
Identifiable assets	9,925	6,903	2,504	5,262	4,014	1,920	2,332	1,148	34,008	1,554	93	(65)	35,590
Total assets	17,885	8,696	3,089	6,175	4,241	2,155	2,399	1,332	45,972	1,581	93	(65)	47,581
Gross capital expenditures	512	248	103	197	195	46	63	57	1,421	7	—	—	1,428

Year-to-Date June 30, 2016
($ millions)
Revenue	—	930	434	607	286	187	574	146	3,164	95	5	(7)	3,257
Energy supply costs	—	356	133	175	—	61	388	66	1,179	17	—	(1)	1,195
Operating expenses	—	299	193	140	96	43	69	24	864	16	53	(5)	928
Depreciation and amortization	—	132	31	100	89	28	45	26	451	13	2	—	466
Operating income (loss)	—	143	77	192	101	55	72	30	670	49	(50)	(1)	668
Other income (expenses), net	—	4	2	7	2	—	1	4	20	1	4	—	25
Finance charges	—	51	20	64	42	19	28	6	230	2	62	(1)	293
Income tax expense (recovery)	—	28	23	35	—	6	11	—	103	1	(34)	—	70
Net earnings (loss)	—	68	36	100	61	30	34	28	357	47	(74)	—	330
Non-controlling interests	—	—	—	—	—	—	—	7	7	17	—	—	24
Preference share dividends	—	—	—	—	—	—	—	—	—	—	37	—	37
Net earnings (loss) attributable to common equity shareholders	—	68	36	100	61	30	34	21	350	30	(111)	—	269
Goodwill	—	1,784	582	913	227	235	67	183	3,991	27	—	—	4,018
Identifiable assets	—	6,562	2,430	5,063	3,717	1,874	2,247	1,066	22,959	1,473	234	(61)	24,605
Total assets	—	8,346	3,012	5,976	3,944	2,109	2,314	1,249	26,950	1,500	234	(61)	28,623
Gross capital expenditures	—	218	118	166	166	38	63	64	833	16	10	—	859

F - 11

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

Related-party and inter-company transactions

Related-party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2017 and 2016.

Inter-company balances and inter-company transactions, including any related inter-company profit, are eliminated on consolidation, except for certain inter-company transactions between non-regulated and regulated entities in accordance with accounting standards for rate-regulated entities. The significant inter-company transactions are summarized in the following table.

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2017	2016	2017	2016
Sale of capacity from Waneta Expansion to FortisBC Electric (Note 18)	3	3	19	18
Sale of energy from Belize Electric Company Limited to Belize Electricity	7	6	14	14
Lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy (Note 18)	5	5	13	5

As at June 30, 2017, accounts receivable on the Corporation’s condensed consolidated interim balance sheet included approximately $11 million due from Belize Electricity (December 31, 2016 - $16 million), in which Fortis holds a 33% equity investment.

5. REGULATORY ASSETS AND LIABILITIES
A summary of the Corporation’s regulatory assets and liabilities is provided below. For a detailed description of the nature of the Corporation’s regulatory assets and liabilities, refer to Note 8 to the Corporation’s 2016 annual audited consolidated financial statements.

	As at
	June 30,	December 31,
($ millions)	2017	2016
Regulatory assets
Deferred income taxes	1,267	1,260
Employee future benefits	545	576
Deferred energy management costs	194	178
Rate stabilization accounts	158	183
Deferred lease costs	100	97
Deferred operating overhead costs	85	78
Manufactured gas plant site remediation deferral	80	107
Navajo retirement costs (1)	50	—
Natural gas for transportation incentives	34	40
Other regulatory assets	410	414
Total regulatory assets	2,923	2,933
Less: current portion	(306)	(313)
Long-term regulatory assets	2,617	2,620

F - 12

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

	As at
	June 30,	December 31,
($ millions)	2017	2016
Regulatory liabilities
Non-asset retirement obligation removal cost provision	1,098	1,194
Rate stabilization accounts	205	230
Return on equity refund liability	184	346
Energy efficiency liability	65	49
Electric and gas moderator account	60	71
Renewable energy surcharge	59	53
Employee future benefits	48	42
Other regulatory liabilities	175	198
Total regulatory liabilities	1,894	2,183
Less: current portion	(455)	(492)
Long-term regulatory liabilities	1,439	1,691

(1)	Navajo retirement costs
UNS Energy holds an undivided interest in the jointly owned Navajo Generating Station (“Navajo”), located on a site leased from the Navajo Nation with an initial lease term through December 2019. In June 2017 the Navajo Nation approved a land-lease extension that allows TEP and the co-owners of Navajo to continue operations through December 2019 and begin decommissioning activities thereafter. TEP is currently recovering Navajo retirement costs through to 2030. As a result of the planned early retirement of Navajo, the net book value and other related retirement costs of $50 million (US$38 million) were reclassified from capital assets to regulatory assets as at June 30, 2017.

6. LONG-TERM DEBT

	As at
	June 30,	December 31,
($ millions)	2017	2016
Long-term debt	20,478	20,246
Long-term classification of credit facility borrowings (Note 15)	779	973
Total long-term debt (Note 14)	21,257	21,219
Less: Deferred financing costs and debt discounts	(145)	(151)
Less: Current installments of long-term debt	(1,186)	(251)
	19,926	20,817

In March 2017 ITC entered into 1-year and 2-year unsecured term loan credit agreements at floating interest rates of a one-month LIBOR plus a spread of 0.90% and 0.65%, respectively. As at June 30, 2017, borrowings under the term loan credit agreements were US$200 million ($268 million) and US$50 million ($67 million), respectively, representing the maximum amounts available under the agreements. The net proceeds from these borrowings were used to repay credit facility borrowings and for general corporate purposes.

In April 2017 ITC issued 30-year US$200 million ($268 million) 4.16% secured first mortgage bonds. The net proceeds from the issuance were used to repay credit facility borrowings and for general corporate purposes.

In March and May 2017, Caribbean Utilities issued US$60 million ($80 million) of unsecured notes in a dual tranche of 15-year US$40 million ($54 million) at 3.90% and 30‑year US$20 million ($26 million) at 4.64%, respectively. The net proceeds from the issuances were used to finance capital expenditures and repay short-term borrowings.

In June 2017 Newfoundland Power issued 40-year $75 million 3.82% first mortgage sinking fund bonds. The net proceeds from the issuance were used to repay credit facility borrowings and for general corporate purposes.

F - 13

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

7. COMMON SHARES

Common shares issued during the period were as follows.

	Quarter Ended		Year-to-Date
	June 30, 2017		June 30, 2017
	Number		Number
	of Shares	Amount	of Shares	Amount
	(in thousands)	($ millions)	(in thousands)	($ millions)
Balance, beginning of period	415,571	11,340	401,486	10,762
Private Offering	—	—	12,195	500
Dividend Reinvestment Plan	1,451	63	2,955	126
Stock Option Plans	719	26	955	34
Employee Share Purchase Plan	137	6	277	12
Consumer Share Purchase Plan	7	—	15	1
Conversion of Convertible Debentures	—	—	2	—
Balance, end of period	417,885	11,435	417,885	11,435

Private Offering

In March 2017 Fortis issued approximately 12.2 million common shares to an institutional investor, representing share consideration of $500 million at a price of $41.00 per share. The net proceeds were used to repay short-term borrowings (Note 15).

8. STOCK-BASED COMPENSATION PLANS

For the three and six months ended June 30, 2017, stock‑based compensation expense of approximately $12 million and $24 million, respectively was recognized ($6 million and $15 million for the three and six months ended June 30, 2016, respectively).

Stock Options

In February 2017 the Corporation granted 774,924 options to purchase common shares under its 2012 Stock Option Plan (“2012 Plan”) at the five‑day volume weighted average trading price immediately preceding the date of grant of $42.36. The options granted under the 2012 Plan are exercisable for a period not to exceed 10 years from the date of grant, expire no later than three years after the termination, death or retirement of the optionee and vest evenly over a four‑year period on each anniversary of the date of grant. Directors are not eligible to receive grants of options under the 2012 Plan.

The accounting fair value of each option granted was $3.22 per option. The accounting fair value was estimated at the date of grant using the Black‑Scholes fair value option‑pricing model and the following assumptions:

Dividend yield (%)	3.8
Expected volatility (%)	16.1
Risk-free interest rate (%)	1.2
Weighted average expected life (years)	5.6

Directors’ Deferred Share Unit Plan

In January 2017, 8,351 Deferred Share Units (“DSUs”) were granted to the Corporation’s Board of Directors, representing the first quarter equity component of the Directors’ annual compensation and, where opted, their first quarter component of annual retainers in lieu of cash. Each DSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors. The DSUs are fully vested at the date of grant.

F - 14

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

In April 2017, 7,846 DSUs were granted to the Corporation’s Board of Directors, representing the second quarter equity component of the Directors’ annual compensation and, where opted, their second quarter component of annual retainers in lieu of cash.

Performance Share Unit Plans

In the first half of 2017, the Corporation granted 728,552 Performance Share Units (“PSUs”), under the 2015 PSU Plan, to senior management of the Corporation and its subsidiaries, with the exception of ITC where PSUs were granted to all employees consistent with past practice. The Corporation’s PSU Plans represent a component of long‑term compensation. Each PSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three‑year vesting and performance period, at which time a cash payment may be made. Each PSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors. As at June 30, 2017, the estimated payout percentages for the grants under the 2015 PSU Plan ranged from 97% to 109%.

In the second quarter of 2017, the Corporation paid out 281,794 PSUs at $41.46 per PSU, for a total of approximately $13 million. The payout was made in respect of the PSUs granted in 2014, under the 2013 PSU Plan. The payout percentage ranged from 106% to 113% and was based on the Corporation’s and subsidiaries’ performance over the three‑year period, as determined by the respective Human Resources Committees.

Restricted Share Unit Plans

In the first half of 2017, the Corporation granted 330,686 Restricted Share Units (“RSUs”) to senior management of the Corporation and its subsidiaries, with the exception of ITC where RSUs were granted to all employees consistent with past practice. The Corporation’s RSU Plan represents a component of long‑term compensation. Each RSU represents a unit with an underlying value equivalent to the value of one common share of the Corporation and is subject to a three‑year vesting period, at which time a cash payment may be made. Each RSU is entitled to accrue notional common share dividends equivalent to those declared by the Corporation’s Board of Directors.

9. EMPLOYEE FUTURE BENEFITS

The Corporation and its subsidiaries each maintain one or a combination of defined benefit pension plans and defined contribution pension plans, including group Registered Retirement Savings Plans and group 401(k) plans, for employees. The Corporation and certain subsidiaries also offer other post‑employment benefit (“OPEB”) plans for qualifying employees. The net benefit cost of providing the defined benefit pension and OPEB plans is detailed in the following tables.

	Quarter Ended June 30
	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2017	2016	2017	2016
Components of net benefit cost:
Service costs	20	16	7	3
Interest costs	29	28	7	5
Expected return on plan assets	(38)	(35)	(4)	(3)
Amortization of actuarial losses	12	11	1	1
Amortization of past service credits/plan amendments	—	1	(3)	(3)
Regulatory adjustments	—	1	1	3
Net benefit cost	23	22	9	6

F - 15

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

	Year-to-Date June 30
	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2017	2016	2017	2016
Components of net benefit cost:
Service costs	39	32	14	7
Interest costs	58	55	13	11
Expected return on plan assets	(76)	(71)	(7)	(6)
Amortization of actuarial losses	23	23	1	1
Amortization of past service credits/plan amendments	—	1	(6)	(6)
Regulatory adjustments	—	3	2	5
Net benefit cost	44	43	17	12

For the three and six months ended June 30, 2017, the Corporation expensed $9 million and $20 million, respectively ($7 million and $15 million for the three and six months ended June 30, 2016, respectively) related to defined contribution pension plans.

10. OTHER INCOME, NET

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2017	2016	2017	2016
Equity component of allowance for funds used during construction (“AFUDC”)	19	6	36	13
Interest income	3	2	7	4
Equity income - Belize Electricity	—	1	1	3
Other	2	—	11	5
	24	9	55	25

11. FINANCE CHARGES

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2017	2016	2017	2016
Interest:
Long-term debt and capital lease and finance obligations	238	144	471	289
Short-term borrowings	3	2	8	4
Acquisition credit facilities	—	10	—	14
Debt component of AFUDC	(9)	(6)	(18)	(14)
	232	150	461	293

F - 16

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

12. EARNINGS PER COMMON SHARE

The Corporation calculates earnings per common share (“EPS”) on the weighted average number of common shares outstanding. Diluted EPS is calculated using the treasury stock method for options and the “if-converted” method for convertible securities.

EPS was as follows.

	Quarter Ended June 30
	2017			2016
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Basic EPS	257	416.8	$0.62	107	283.7	$0.38
Effect of potential dilutive securities:
Stock Options	—	0.6		—	0.6
Preference Shares	—	—		3	5.6
	257	417.4		110	289.9
Deduct anti-dilutive impacts:
Preference Shares	—	—		(3)	(5.6)
Diluted EPS	257	417.4	$0.62	107	284.3	$0.38

	Year-to-Date June 30
	2017			2016
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares		Shareholders	Shares
	($ millions)	(# millions)	EPS	($ millions)	(# millions)	EPS
Basic EPS	551	411.5	$1.34	269	283.0	$0.95
Effect of potential dilutive securities:
Stock Options	—	0.6		—	0.6
Preference Shares	—	—		5	5.6
Diluted EPS	551	412.1	$1.34	274	289.2	$0.95

F - 17

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

13.	SUPPLEMENTARY INFORMATION TO CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Quarter Ended		Year-to-Date
	June 30		June 30
($ millions)	2017	2016	2017	2016
Change in working capital:
Accounts receivable and other current assets	19	21	6	84
Prepaid expenses	10	10	11	(7)
Inventories	(40)	(6)	11	45
Regulatory assets - current portion	10	(7)	(13)	—
Accounts payable and other current liabilities	(15)	5	(21)	(64)
Regulatory liabilities - current portion	(2)	21	(176)	16
	(18)	44	(182)	74

Non-cash investing and financing activities:
Accrued capital expenditures	309	131	309	131
Common share dividends reinvested	63	36	125	65
Transfer of deposit on business acquisition (Note 16)	—	38	—	38
Contributions in aid of construction	15	8	15	8
Exercise of stock options into common shares	3	1	4	3

14. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS

Fair value is the price at which a market participant could sell an asset or transfer a liability to an unrelated party. A fair value measurement is required to reflect the assumptions that market participants would use in pricing an asset or liability based on the best available information. These assumptions include the risks inherent in a particular valuation technique, such as a pricing model, and the risks inherent in the inputs to the model. A fair value hierarchy exists that prioritizes the inputs used to measure fair value.

The three levels of the fair value hierarchy are defined as follows:

Level 1:    Fair value determined using unadjusted quoted prices in active markets;
Level 2:    Fair value determined using pricing inputs that are observable; and

Level 3:	Fair value determined using unobservable inputs only when relevant observable inputs are not available.

The fair values of the Corporation’s financial instruments, including derivatives, reflect point-in-time estimates based on current and relevant market information about the instruments as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation’s future consolidated earnings or cash flows.

The following table presents, by level within the fair value hierarchy, the Corporation’s assets and liabilities accounted for at fair value on a recurring basis. These assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement and there were no transfers between the levels in the periods presented. For derivative instruments, the Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions.

F - 18

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

		As at
	Fair value	June 30,	December 31,
($ millions)	hierarchy	2017	2016
Assets
Energy contracts subject to regulatory deferral (1) (2) (3)	Levels 1/2/3	7	19
Energy contracts not subject to regulatory deferral (1) (2) (4)	Levels 2/3	10	3
Interest rate swaps - cash flow hedges (5)	Level 2	9	11
Other investments (6)	Level 1	85	69
Total gross assets		111	102
Less: Counterparty netting not offset on the balance sheet (7)		(6)	(9)
Total net assets		105	93

Liabilities
Energy contracts subject to regulatory deferral (1) (2) (8)	Levels 2/3	34	26
Energy contracts not subject to regulatory deferral (1)	Level 2	—	9
Interest rate swaps - cash flow hedges (5)	Level 2	6	3
Total gross liabilities		40	38
Less: Counterparty netting not offset on the balance sheet (7)		(6)	(9)
Total net liabilities		34	29

(1)
The fair value of the Corporation’s energy contracts is recognized in accounts receivable and other current assets, long-term other assets, accounts payable and other current liabilities and long-term other liabilities. Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of wholesale trading contracts and certain gas swap contracts.

(2)
Changes in one or more of the unobservable inputs could have a significant impact on the fair value measurement depending on the magnitude and direction of the change for each input. The impacts of changes in fair value are subject to regulatory recovery, with the exception of wholesale trading contracts and certain gas swap contracts.

(3)	As at June 30, 2017, includes - $5 million - level 2 and $2 million - level 3 (December 31, 2016 - $1 million -level 1, $13 million - level 2 and $5 million - level 3)

(4)	As at June 30, 2017, includes - $4 million - level 2 and $6 million - level 3 (December 31, 2016 - $3 million - level 3)

(5)	The fair value of the Corporation’s interest rate swaps is recognized in accounts receivable and other current assets, accounts payable and other current liabilities and long-term other liabilities.

(6)	Included in long-term other assets on the consolidated balance sheet.

(7)	Certain energy contracts are subject to legally enforceable master netting arrangements to mitigate credit risk and are netted by counterparty where the intent and legal right to offset exists.

(8)	As at June 30, 2017, includes $22 million - level 2 and $12 million - level 3 (December 31, 2016 - $21 million - level 2 and $5 million - level 3).

Derivative Instruments

The Corporation generally limits the use of derivative instruments to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery. The Corporation records all derivative instruments at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. The fair value of derivative instruments is the estimate of the amounts that the Corporation would receive or have to pay to terminate the outstanding contracts as at the balance sheet dates.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts and gas swap contracts to reduce its exposure to energy price risk associated with purchased power and gas requirements. UNS Energy primarily applies the market approach for fair value measurements using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses. UNS Energy also considers the impact of counterparty credit risk using current and historical default and recovery rates, as well as its own credit risk using credit default swap data.

F - 19

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price for the defined commodities. The fair value of the swap contracts was calculated using forward pricing provided by independent third parties.

FortisBC Energy holds gas supply contracts and fixed price financial swaps to fix the effective purchase price of natural gas, as the majority of the natural gas supply contracts have floating, rather than fixed, prices. The fair value of the natural gas derivatives was calculated using the present value of cash flows based on published market prices and forward curves for natural gas.

As at June 30, 2017, these energy contract derivatives were not designated as hedges; however, any unrealized gains or losses associated with changes in the fair value of the derivatives are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. These unrealized losses and gains would otherwise be recognized in earnings. As at June 30, 2017, unrealized losses of $28 million (December 31, 2016 - $19 million) were recognized in regulatory assets and unrealized gains of $1 million (December 31, 2016 - $12 million) were recognized in regulatory liabilities (Note 5).

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts that qualify as derivative instruments. The unrealized gains and losses on these derivative instruments are recognized in earnings, as they do not qualify for regulatory deferral. Ten percent of any realized gains on these contracts are shared with customers through UNS Energy’s rate stabilization accounts.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, to capture natural gas price spreads, and to manage the financial risk posed by physical transactions. The fair value of the gas swap contracts was calculated using forward pricing from published market sources. The unrealized gains and losses on these derivative instruments are recognized in earnings.

Interest Rate Swaps - Cash Flow Hedges
As at June 30, 2017, ITC held forward-starting interest rate swaps, effective December 2017 and January 2018, with notional amounts totalling $325 million and 10-year original terms. The agreements include a mandatory early termination provision and will be terminated no later than the effective dates. The interest rate swaps manage the interest rate risk associated with the forecasted future issuance of fixed-rate debt related to the refinancing of maturing $500 million long-term debt due in January 2018.

UNS Energy holds an interest rate swap, expiring in 2020, to mitigate its exposure to volatility in variable interest rates on capital lease obligations.

The unrealized gains and losses on cash flow hedges are recognized in other comprehensive income and reclassified to earnings as a component of interest expense over the life of the hedged debt. The loss expected to be reclassified to earnings within the next twelve months is estimated to be approximately $4 million. Cash flows associated with the settlement of all derivative instruments are included in operating activities on the Corporation’s consolidated statement of cash flows.

F - 20

FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

Volume of Derivative Activity

As at June 30, 2017, the following notional volumes related to electricity and natural gas derivatives that are expected to be settled are outlined below.

	Maturity	Contracts						There-after
Volume (1)	(year)	(#)	2017	2018	2019	2020	2021
Energy contracts subject to regulatory deferral:
Electricity swap contracts (GWh)	2019	7	561	742	438	—	—	—
Electricity power purchase contracts (GWh)	2018	32	903	154	—	—	—	—
Gas swap contracts (PJ)	2020	115	22	32	14	2	—	—
Gas supply contract premiums (PJ)	2024	75	56	55	31	28	22	43
Energy contracts not subject to regulatory deferral:
Wholesale trading contracts (GWh)	2018	18	1,999	1,787	—	—	—	—
Gas swap contracts (PJ)	2018	62	6	6	—	—	—	—

(1)	GWh means gigawatt hours and PJ means petajoules.

Financial Instruments Not Carried At Fair Value

The following table discloses the estimated fair value measurements of the Corporation’s financial instruments not carried at fair value. The fair values were measured using Level 2 pricing inputs, except as noted. The carrying values of the Corporation’s consolidated financial instruments approximate their fair values, reflecting the short-term maturity, normal trade credit terms and/or nature of these instruments, except as follows.

	As at
	June 30, 2017		December 31, 2016
($ millions)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Long-term debt, including current portion (Note 6) (1)	21,257	23,137	21,219	22,523
Waneta Partnership promissory note (2)	61	62	59	61

(1)
Includes $4,074 million (December 31, 2016 - $1,673 million) unsecured debentures and notes, and credit facility borrowings valued using Level 1 inputs. All other long-term debt is valued using Level 2 inputs.

(2)	Included in long-term other liabilities on the consolidated balance sheet

The fair value of long-term debt is calculated using quoted market prices when available. When quoted market prices are not available, as is the case with the Waneta Partnership promissory note and certain long-term debt, the fair value is determined by either: (i) discounting the future cash flows of the specific debt instrument at an estimated yield to maturity equivalent to benchmark government bonds or treasury bills with similar terms to maturity, plus a credit risk premium equal to that of issuers of similar credit quality; or (ii) obtaining from third parties indicative prices for the same or similarly rated issues of debt of the same remaining maturities. Since the Corporation does not intend to settle the long-term debt or promissory note prior to maturity, the excess of the estimated fair value above the carrying value does not represent an actual liability.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

15. FINANCIAL RISK MANAGEMENT

The Corporation is primarily exposed to credit risk, liquidity risk and market risk as a result of holding financial instruments in the normal course of business.

Credit risk	Risk that a counterparty to a financial instrument might fail to meet its obligations under the terms of the financial instrument.

Liquidity risk	Risk that an entity will encounter difficulty in raising funds to meet commitments associated with financial instruments.

Market risk
Risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices. The Corporation is exposed to foreign exchange risk, interest rate risk and commodity price risk.

Credit Risk

For cash equivalents, trade and other accounts receivable, and long-term other receivables, the Corporation’s credit risk is generally limited to the carrying value on the consolidated balance sheet. The Corporation generally has a large and diversified customer base, which minimizes the concentration of credit risk. The Corporation and its subsidiaries have various policies to minimize credit risk, which include requiring customer deposits, prepayments and/or credit checks for certain customers and performing disconnections and/or using third-party collection agencies for overdue accounts.

ITC has a concentration of credit risk as a result of approximately 70% of its revenue being derived from three primary customers. Credit risk is limited as such customers have investment-grade credit ratings. ITC also reduces its exposure to credit risk by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

FortisAlberta has a concentration of credit risk as a result of its distribution service billings being to a relatively small group of retailers. As at June 30, 2017, FortisAlberta’s gross credit risk exposure was approximately $129 million, representing the projected value of retailer billings over a 37-day period. The Company has reduced its exposure to $1 million by obtaining from the retailers either a cash deposit, bond, letter of credit, an investment-grade credit rating from a major rating agency, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy and Aitken Creek may be exposed to credit risk in the event of non‑performance by counterparties to derivative instruments. The Companies use netting arrangements to reduce credit risk and net settle payments with counterparties where net settlement provisions exist. They also limit credit risk by mostly dealing with counterparties that have investment‑grade credit ratings. At UNS Energy, contractual arrangements also contain certain provisions requiring counterparties to derivative instruments to post collateral under certain circumstances.

Liquidity Risk

The Corporation’s consolidated financial position could be adversely affected if it, or one of its subsidiaries, fails to arrange sufficient and cost-effective financing to fund, among other things, capital expenditures, acquisitions and the repayment of maturing debt. The ability to arrange sufficient and cost-effective financing is subject to numerous factors, including the consolidated results of operations and financial position of the Corporation and its subsidiaries, conditions in capital and bank credit markets, ratings assigned by rating agencies and general economic conditions.

To help mitigate liquidity risk, the Corporation and its regulated utilities have secured committed credit facilities to support short-term financing of capital expenditures, seasonal working capital requirements, and for general corporate purposes. In addition to its credit facilities, ITC uses commercial paper to finance its short-term cash requirements, and may use credit facility borrowings, from time to time, to repay borrowings under its commercial paper program.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

The Corporation’s committed corporate credit facility is used for interim financing of acquisitions and for general corporate purposes. Depending on the timing of cash payments from subsidiaries, borrowings under the Corporation’s committed corporate credit facility may be required from time to time to support the servicing of debt and payment of dividends. As at June 30, 2017, over the next five years, average annual consolidated fixed-term debt maturities and repayments are expected to be approximately $730 million. The combination of available credit facilities and reasonable annual debt maturities and repayments provides the Corporation and its subsidiaries with flexibility in the timing of access to capital markets.

As at June 30, 2017, the Corporation and its subsidiaries had consolidated credit facilities of approximately $5.4 billion, of which approximately $4.0 billion was unused, including $940 million unused under the Corporation’s committed revolving corporate credit facility. The credit facilities are syndicated mostly with large banks in Canada and the United States, with no one bank holding more than 20% of these facilities. Approximately $5.0 billion of the total credit facilities are committed facilities with maturities ranging from 2017 through 2022.

The following summary outlines the credit facilities of the Corporation and its subsidiaries.

			As at
	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2017	2016
Total credit facilities (1)	4,041	1,385	5,426	5,976
Credit facilities utilized:
Short-term borrowings (1) (2)	(564)	(4)	(568)	(1,155)
Long-term debt (Note 6) (3)	(420)	(359)	(779)	(973)
Letters of credit outstanding	(67)	(57)	(124)	(119)
Credit facilities unused (1)	2,990	965	3,955	3,729

(1)
Total credit facilities and short-term borrowings as at June 30, 2017 include $207 million outstanding under ITC’s commercial paper program (December 31, 2016 - $195 million). Outstanding commercial paper does not reduce available capacity under the Corporation’s consolidated credit facilities.

(2)	The weighted average interest rate on short-term borrowings was approximately 1.5% as at June 30, 2017 (December 31, 2016 - 1.7%).

(3)
As at June 30, 2017, credit facility borrowings classified as long-term debt included $104 million in current installments of long-term debt on the consolidated balance sheet (December 31, 2016 - $61 million). The weighted average interest rate on credit facility borrowings classified as long‑term debt was approximately 2.3% as at June 30, 2017 (December 31, 2016 - 1.8%).

As at June 30, 2017 and December 31, 2016, certain borrowings under the Corporation’s and subsidiaries’ long-term committed credit facilities were classified as long-term debt. It is management’s intention to refinance these borrowings with long-term permanent financing during future periods. There were no material changes in credit facilities from that disclosed in the Corporation’s 2016 annual audited consolidated financial statements except as follows.

In March 2017 the Corporation repaid short-term borrowings using net proceeds from the issuance of common shares (Note 7).

Market Risk

Foreign Exchange Risk
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, Fortis Turks and Caicos and Belize Electric Company Limited is the US dollar. The Corporation’s earnings from, and net investments in, foreign subsidiaries are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has decreased the above-noted exposure through the use of US dollar-denominated borrowings at the corporate level. The foreign exchange gain or loss on the translation of US dollar-denominated interest expense partially offsets the foreign exchange gain or loss on the translation of the Corporation’s foreign subsidiaries’ earnings.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

As at June 30, 2017, the Corporation’s corporately issued US$3,440 million (December 31, 2016 - US$3,511 million) long-term debt had been designated as an effective hedge of a portion of the Corporation’s foreign net investments. As at June 30, 2017, the Corporation had approximately US$7,522 million (December 31, 2016 ‑ US$7,250 million) in foreign net investments that were unhedged. Foreign currency exchange rate fluctuations associated with the translation of the Corporation’s corporately issued US dollar‑denominated borrowings designated as effective hedges are recorded on the consolidated balance sheet in accumulated other comprehensive income and serve to help offset unrealized foreign currency exchange gains and losses on the net investments in foreign subsidiaries, which gains and losses are also recorded on the consolidated balance sheet in accumulated other comprehensive income.

As a result of the acquisition of ITC, consolidated earnings and cash flows of Fortis are impacted to a greater extent by fluctuations in the US dollar-to-Canadian dollar exchange rate. On an annual basis, it is estimated that a 5 cent increase or decrease in the US dollar relative to the Canadian dollar exchange rate of US$1.00=CAD$1.30 as at June 30, 2017 would increase or decrease earnings per common share of Fortis by approximately 7 cents. Management will continue to hedge future exchange rate fluctuations related to the Corporation’s foreign net investments and US dollar‑denominated earnings streams, where appropriate, through future US dollar‑denominated borrowings, and will continue to monitor the Corporation’s exposure to foreign currency fluctuations on a regular basis.

Interest Rate Risk
The Corporation and most of its subsidiaries are exposed to interest rate risk associated with borrowings under variable-rate credit facilities, variable-rate long-term debt and the refinancing of long-term debt. The Corporation and its subsidiaries may enter into interest rate swap agreements to help reduce this risk (Note 14).

Commodity Price Risk
UNS Energy is exposed to commodity price risk associated with changes in the market price of gas, purchased power and coal. Central Hudson is exposed to commodity price risk associated with changes in the market price of electricity and gas. FortisBC Energy and Aitken Creek are exposed to commodity price risk associated with changes in the market price of gas. The risks have been reduced by entering into derivative contracts that effectively fix the price of natural gas, power and electricity purchases. These derivative instruments are recorded on the consolidated balance sheet at fair value and any change in the fair value is deferred as a regulatory asset or liability, as permitted by the regulators, for recovery from, or refund to, customers in future rates, except at Aitken Creek and wholesale trading contracts at UNS Energy where the changes in fair value are recorded in earnings (Note 14).

16. BUSINESS ACQUISITIONS

2017

Pending Acquisition of an Interest in Waneta Dam
In May 2017 Fortis entered into an agreement with Teck Resources Limited (“Teck”) to acquire a two-thirds ownership interest in the Waneta Dam and related transmission assets in British Columbia for a purchase price of $1.2 billion (the “Waneta Acquisition”), subject to certain adjustments. The Waneta Acquisition will be funded by a combination of cash on hand, debt and equity. The Waneta Dam is a renewable energy facility that is currently operated and maintained by FortisBC Inc. Under the purchase agreement, Teck Metals Ltd. will be granted a 20-year lease, with an option to extend for a further 10 years, to use the two-thirds interest in the Waneta Dam to produce power for its industrial operations in Trail, British Columbia. BC Hydro, the owner of the remaining one-third ownership interest in the Waneta Dam, has a right of first offer. Closing of the Waneta Acquisition will also be subject to certain customary conditions, including receipt of certain approvals and consents from Canadian and U.S. governmental authorities. Provided BC Hydro does not exercise its right to purchase Teck’s two-thirds interest in the Waneta Dam, the transaction is expected to close in the fourth quarter of 2017.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

2016

ITC
On October 14, 2016, Fortis and GIC acquired all of the outstanding common shares of ITC for an aggregate purchase price of approximately US$11.8 billion ($15.7 billion) on closing, including approximately US$4.8 billion ($6.3 billion) of ITC consolidated indebtedness. ITC is now a subsidiary of Fortis, with an affiliate of GIC owning a 19.9% minority interest in ITC.

Under the terms of the transaction, ITC shareholders received US$22.57 in cash and 0.7520 of a Fortis common share per ITC share, representing total consideration of approximately US$7.0 billion ($9.4 billion). The net cash consideration totalled approximately US$3.5 billion ($4.7 billion) and was financed using: (i) net proceeds from the issuance of US$2.0 billion unsecured notes in October 2016; (ii) net proceeds from GIC’s US$1.228 billion minority investment, which includes a shareholder note of US$199 million; and (iii) drawings of approximately US$404 million ($535 million) under the Corporation’s non-revolving term senior unsecured equity bridge credit facility. On October 14, 2016, approximately 114.4 million common shares of Fortis were issued to shareholders of ITC, representing share consideration of approximately US$3.5 billion ($4.7 billion), based on the closing price for Fortis common shares of $40.96 and the closing foreign exchange rate of US$1.00=CAD$1.32 on October 13, 2016. The financing of the acquisition was structured to allow Fortis to maintain investment-grade credit ratings.

The following table summarizes the preliminary allocation of the purchase consideration to the assets and liabilities acquired as at October 14, 2016 based on their fair values, using an exchange rate of US$1.00=CAD$1.32. The purchase price allocation remains preliminary pending final assessment of fair value estimates, income taxes, consideration transferred, and identification of assets and liabilities.

($ millions)	Total

Share consideration	4,684
Cash consideration	4,658
Total consideration	9,342

Purchase consideration for 80.1% of ITC common shares	7,721
19.9% minority shareholder investment and shareholder note	1,621
9,342

Fair value assigned to net assets:
Current assets	319
Long-term regulatory assets	319
Capital assets, net	8,345
Intangible assets, net	392
Other long-term assets	71
Current liabilities	(625)
Assumed short-term borrowings	(311)
Assumed long-term debt (including current portion)	(5,989)
Long-term regulatory liabilities	(327)
Deferred income taxes	(926)
Other long-term liabilities	(166)
1,102
Cash and cash equivalents	134
Fair value of net assets acquired	1,236
Goodwill	8,106

The acquisition has been accounted for using the acquisition method, whereby financial results of the business acquired have been consolidated in the financial statements of Fortis commencing on October 14, 2016.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

Acquisition-related transaction costs totalled approximately $118 million ($90 million after tax) in 2016. Acquisition-related transaction costs included: (i) investment banking, legal, consulting and other fees totalling approximately $79 million ($62 million after tax) in 2016, which were included in operating expenses; and (ii) fees associated with the Corporation’s acquisition credit facilities and deal-contingent interest rate swap contracts totalling approximately $39 million ($28 million after tax) in 2016, which were included in finance charges. From the date of acquisition, ITC also recognized US$21 million ($27 million) in after-tax expenses associated with the accelerated vesting of the Company’s stock-based compensation awards as a result of the acquisition, of which the Corporation’s share was US$17 million ($22 million).

Supplemental Pro Forma Data
The unaudited pro forma financial information below gives effect to the acquisition of ITC as if the transaction had occurred at the beginning of 2016. This pro forma data is presented for information purposes only, and does not necessarily represent the results that would have occurred had the acquisition taken place at the beginning of 2016, nor is it necessarily indicative of the results that may be expected in future periods.

($ millions)	2016
Pro forma revenue	7,995
Pro forma net earnings attributable to common equity shareholders (1)	919

(1)
Pro forma net earnings attributable to common equity shareholders exclude all after-tax acquisition-related transaction costs incurred by ITC and the Corporation. A pro forma adjustment has been made to net earnings for the 12 months ended December 31, 2016 to reflect the Corporation’s after‑tax financing costs associated with the acquisition.

AITKEN CREEK
On April 1, 2016, Fortis acquired Aitken Creek Gas Storage ULC from Chevron Canada Properties Ltd. for approximately $349 million (US$266 million), plus the cost of working gas inventory. The net cash purchase price was initially financed through US dollar-denominated borrowings under the Corporation’s committed revolving credit facility. In December 2015 the Corporation paid a deposit of $38 million (US$29 million) as part of the purchase consideration for the transaction (Note 13).

The allocation of purchase consideration to the assets and liabilities acquired as at April 1, 2016, based on their fair values, resulted in the recognition of approximately $27 million in goodwill, which is associated with deferred income tax liabilities. The acquisition has been accounted for using the acquisition method, whereby financial results of the business acquired have been consolidated in the financial statements of Fortis commencing on April 1, 2016. The purchase price allocation was finalized during the first quarter of 2017.

17. COMMITMENTS AND CONTINGENCIES

There were no material changes in the nature and amount of the Corporation’s commitments from those disclosed in the Corporation’s 2016 annual audited consolidated financial statements.

The Corporation and its subsidiaries are subject to various legal proceedings and claims associated with the ordinary course of business operations. The following describes the nature of the Corporation’s contingencies.

Central Hudson
Prior to and after its acquisition by Fortis, various asbestos lawsuits have been brought against Central Hudson. While a total of 3,365 asbestos cases have been raised, 1,175 remained pending as at June 30, 2017. Of the cases no longer pending against Central Hudson, 2,034 have been dismissed or discontinued without payment by the Company, and Central Hudson has settled the remaining 156 cases. The Company is presently unable to assess the validity of the outstanding asbestos lawsuits; however, based on information known to Central Hudson at this time, including the Company’s experience in the settlement and/or dismissal of asbestos cases, Central Hudson believes that the costs that may be incurred in connection with the remaining lawsuits will not have a material effect on its financial position, results of operations or cash flows and, accordingly, no amount has been accrued in the consolidated financial statements.

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FORTIS INC. NOTES TO CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS For the three and six months ended June 30, 2017 and 2016 (unless otherwise stated) (Unaudited)

FHI
In April 2013 FHI and Fortis were named as defendants in an action in the B.C. Supreme Court by the Coldwater Indian Band (“Band”). The claim is in regard to interests in a pipeline right of way on reserve lands. The pipeline on the right of way was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks orders cancelling the right of way and claims damages for wrongful interference with the Band’s use and enjoyment of reserve lands. In May 2016 the Federal Court entered a decision dismissing the Coldwater Band’s application for judicial review of the ministerial consent. The Band has appealed that decision. The outcome cannot be reasonably determined and estimated at this time and, accordingly, no amount has been accrued in the consolidated financial statements.

Fortis and ITC
Following announcement of the acquisition of ITC in February 2016, complaints which named Fortis and other defendants were filed in the Oakland County Circuit Court in the State of Michigan (“Superior Court”) and the United States District Court in and for the Eastern District of Michigan. The complaints generally allege, among other things, that the directors of ITC breached their fiduciary duties in connection with the merger agreement and that ITC, Fortis, FortisUS Inc. and Element Acquisition Sub Inc. aided and abetted those purported breaches. The complaints seek class action certification and a variety of relief including, among other things, unspecified damages, and costs, including attorneys’ fees and expenses. In July 2016 the federal actions were voluntarily dismissed by the federal plaintiffs. The federal plaintiffs reserved the right to make certain other claims, and ITC and the individual members of the ITC board of directors reserved the right to oppose any such claim. In June 2016 the Superior Court granted a motion for summary disposition dismissing the aiding and abetting claims asserted against Fortis, FortisUS Inc. and Element Acquisition Sub Inc.

In January 2017 the defendants filed an additional motion for summary disposition, which was to be heard by the court in March 2017. A hearing on class certification occurred in February 2017.

In March 2017 an agreement in principle was reached to settle the case, subject to formal documentation and court approval. The court has stayed the matter, except for all settlement-related proceedings. In May 2017 the court preliminarily approved the settlement and set a final settlement approval hearing for September 2017.

18. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with current period presentation. To correct the treatment of related-party transactions to be in accordance with accounting standards for rate-regulated entities, Fortis no longer eliminates related-party transactions between non-regulated and regulated entities. As a result, the sale of energy from the Waneta Expansion to FortisBC Electric and the lease of natural gas storage from Aitken Creek to FortisBC Energy are no longer eliminated, increasing both revenue and energy supply costs for the three and six months ended June 30, 2016 by $8 million and $23 million, respectively (Note 4).

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